                                   UNITED STATES

                         SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D. C. 20549

                                     FORM 11-K


                 [ X ] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                        For the year ended December 31, 1997


                              Commission File Number:


                           Zebra Technologies Corporation
               (Exact name of registrant as specified in its charter)

          Delaware                                            36-2675536
 ------------------------------                           ------------------
(State or other jurisdiction of                            (I.R.S. Employer
 incorporation or organization)                           Identification No.)

      333 Corporate Woods Parkway, Vernon Hills, IL              60061
      -------------------------------------------------------------------
      (Address of principal executive offices)                 (Zip Code)

                                    (847) 634-6700
                 --------------------------------------------------
                (Registrant's telephone number, including area code)




                           Zebra Technologies Corporation
                333 Corporate Woods Parkway, Vernon Hills, IL  60061


This document consists of 13 pages.

                         INDEPENDENT AUDITORS' REPORT


The Plan's Trustees
Zebra Technologies Corporation Profit Sharing and Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Zebra Technologies Corporation Profit Sharing and Savings Plan (the Plan) as of December 31, 1996 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in schedules 1 and 2 is presented for the purpose of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and note 5 is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                       /s/KPMG Peat Marwick LLP


June 23, 1998

ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 1996 and 1997


____________________________________________________________________________________
                                                          1996          1997
____________________________________________________________________________________
Assets:
 Investments, at fair value:
  Strong Government Securities Fund                   $ 1,609,089     1,777,461
  Alex Brown Money Market Fund                            593,914       708,282
  AIM Constellation Fund                                2,372,191        -
  AIM Value Fund                                        1,833,144     2,443,910
  AIM Balanced Fund                                         -           511,035
  Fidelity Low Priced Fund                                  -           330,408
  Putnam New Opportunities Fund                             -         3,123,772
  GAM International Fund                                1,512,365     2,250,121
  MAS Value Fund                                        3,175,161     4,540,910
  Zebra Technologies Corporation Common Stock Fund        165,191       255,969
  Participant loans receivable                            502,854       749,393
_______________________________________________________________________________
Total investments                                      11,763,909    16,691,261

 Receivables:
  Employer contributions                                  499,448       671,697
  Participant contributions                                82,664        10,823
_______________________________________________________________________________
Total receivables                                         582,112       682,520

 Cash and cash equivalents                                 32,266        17,978
_______________________________________________________________________________
Net assets available for benefits                     $12,378,287    17,391,759
_______________________________________________________________________________
_______________________________________________________________________________

See accompanying notes to financial statements.

ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 1996 and 1997


_______________________________________________________________________________
                                                          1996          1997
_______________________________________________________________________________
Additions to net assets attributed to:
 Investment income:
  Interest                                            $    68,082        77,114
  Dividends                                               472,709     1,069,531
  Realized gain on investments                             17,914       406,604
  Unrealized appreciation of investments                  809,115     1,093,556
_______________________________________________________________________________
                                                        1,367,820     2,646,805

 Participant contributions (including rollovers)        1,261,952     1,606,500
 Employer 401(k) contributions                            427,927       537,506
 Employer profit sharing contributions                    499,448       671,697
_______________________________________________________________________________

Total additions                                         3,557,147     5,462,508

Deductions from net assets attributed to -
 benefits paid to participants                            570,918       449,036
_______________________________________________________________________________
Total deductions                                          570,918       449,036
_______________________________________________________________________________

Net increase                                            2,986,229     5,013,472

Net assets available for benefits:
 Beginning of year                                      9,392,058    12,378,287
_______________________________________________________________________________
 End of year                                          $12,378,287    17,391,759
_______________________________________________________________________________
_______________________________________________________________________________

See accompanying notes to financial statements.

ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements

December 31, 1996 and 1997
_______________________________________________________________________________

(1) DESCRIPTION OF PLAN

    The following description of the Zebra Technologies Corporation Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      GENERAL

    The Plan is a defined contribution plan covering eligible employees of Zebra Technologies Corporation (the Company) subject to certain service requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      CONTRIBUTIONS

    Participants may contribute 1% to 15% of eligible compensation on a pretax basis within certain specified limitations. The Plan permits discretionary contributions by the Company. During 1996 and 1997, the Company contributed approximately $499,000 and $672,000, respectively, to the profit sharing portion of the Plan and approximately $428,000 and $538,000, respectively, to the savings portion (401(k)) of the Plan. As of January 1, 1997, participants were able to allocate their funds among any combination of the following:

       - AIM Constellation Fund
       - AIM Value Fund
       - Alex Brown Money Market Fund
       - GAM International Fund
       - MAS Value Fund
       - Strong Government Securities Fund
       - Zebra Technologies Corporation Common
         Stock Fund (limited to 10% of contributions)

    During 1997, the AIM Constellation Fund was removed as a participant selection. Also, during 1997, the following three funds were added as participant selections:

       - AIM Balanced Fund
       - Fidelity Low Priced Fund
       - Putnam New Opportunities Fund

                                       5                   (Continued)

ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements


____________________________________________________________________________________
    During 1996 and 1997, participant and employer contributions by fund were as follows:
____________________________________________________________________________________
                                                    1996             1997
____________________________________________________________________________________
    Participant directed:
     Strong Government Securities Fund          $  232,895          257,170
     Alex Brown Money Market Fund                   84,238          127,036
     AIM Constellation Fund                        406,551           15,892
     AIM Value Fund                                319,418          362,370
     AIM Balanced Fund                                -              66,090
     Fidelity Low Priced Fund                         -             100,561
     Putnam New Opportunities Fund                    -             435,379
     GAM International Fund                        205,920          280,746
     MAS Value Fund                                309,415          425,527
     Zebra Technologies Corporation Common
         Stock Fund                                 48,778           62,412
    Profit sharing contribution receivable         499,448          671,697
    Due from participants                           82,664           10,823
____________________________________________________________________________________
    Total participant and employer
      contributions                             $2,189,327        2,815,703
____________________________________________________________________________________
____________________________________________________________________________________

      NUMBER OF PARTICIPANTS

    As of December 31, 1997 there were a total of 679 participants in the Plan. The number of participants under each investment program were as follows:
_______________________________________________________________________________

    Strong Government Securities Fund                            318
    Alex Brown Money Market Fund                                 222
    AIM Value Fund                                               439
    AIM Balanced Fund                                            131
    Fidelity Low Priced Fund                                     159
    Putnam New Opportunities Fund                                459
    GAM International Fund                                       383
    MAS Value Fund                                               428
    Zebra Technologies Corporation Common Stock Fund             226
_______________________________________________________________________________

                                       6                   (Continued)

ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements
_______________________________________________________________________________

      VESTING

    Participant contributions (plus actual earnings thereon) vest immediately. Employer contributions vest as follows:
_______________________________________________________________________________


    Completed
    years of service                                 Vested percentage
____________________________________________________________________________________
       1                                                      20%
       2                                                      40
       3                                                      60
       4                                                      80
       5 or more (6 or more prior to January 1, 1997)        100
____________________________________________________________________________________

      PAYMENT OF BENEFITS

    Payment of benefits shall, in every case, be in the form of a lump sum.

      HARDSHIP/WITHDRAWALS

    Participants may withdraw funds from their savings contribution account after meeting certain criteria as defined in the Plan. The minimum hardship distribution is $1,000.

      LOANS TO PARTICIPANTS

    Loans are available to plan participants at the prime interest rate (as published by American National Bank of Chicago), under limited circumstances as described in the Plan. Loans to plan participants are secured by their vested balance in the Plan and may not exceed the lesser of 50% of their vested balance or $50,000.

      TERMINATION OF THE PLAN

    Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA.


 (2)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION

    The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and the changes in those net assets.

      INVESTMENTS

    Investments are maintained in independent funds which are managed by the respective funds' money managers and overseen by the Plan's trustees. Investments are carried at fair value plus accrued interest/dividends. Purchases and sales of securities are recorded on a trade-date basis.

                                       7                   (Continued)

ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements
_______________________________________________________________________________

      CONTRIBUTIONS

    Participants' contributions are recognized by the Plan when withheld from the participants by the Company.

      USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions from net assets during the reporting period. Actual results could differ from those estimates.


 (3)FEDERAL INCOME TAXES

    The Plan has received a favorable determination letter from the Internal Revenue Service, dated August 17, 1993, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and therefore, the related trust is exempt from tax under Section 501(a) of the Internal Revenue Code. The Plan's trustees are not aware of any activity or transactions that may adversely affect the qualified status of the Plan.


 (4)ADMINISTRATIVE EXPENSES

    Amounts forfeited by participants are used to offset administrative expenses of the Plan. To the extent administrative expenses exceed forfeitures, administrative expenses are paid by the Company.


 (5)NET ASSETS OF INACTIVE PARTICIPANTS

    At December 31, 1997, net assets available for benefits included $4,650 of 100% vested account balances of inactive participants who have terminated or retired and who have requested distribution, but have not yet been paid.

                                       8                   (Continued)

ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements


__________________________________________________________________________________________________________________________________
(5)  FUND INFORMATION

     Separate fund information for the years ended December 31, 1996 and 1997 is shown below:
__________________________________________________________________________________________________________________________________

                                                                                       Net
                                                                                   realized and
                                                                                    unrealized     Loans,
                                      Net assets                                   appreciation  transfers,    Net assets
                                          at         Contri-  Benefits Investment (depreciation)    and            at
                                      Jan.1,1997     butions    paid     income   in fair value miscellaneous  Dec.31,1997
__________________________________________________________________________________________________________________________
Strong Government Securities Fund    $  1,437,869    232,895    -         78,611    (41,388)      (98,898)      1,609,089
Alex Brown Money Market Fund              714,044     84,238   (4,874)    36,547        (48)     (235,993)        593,914
AIM Constellation Fund                  1,562,080    406,551    -         75,306     228,736       99,518       2,372,191
AIM Value Fund                          1,260,095    319,418    -         87,985     138,084       27,562       1,833,144
GAM International Fund                  1,143,326    205,920    -          5,720     111,812       45,587       1,512,365
MAS Value Fund                          2,181,704    309,415    -        221,322     448,127       14,593       3,175,161
Zebra Technologies Corporation
 Common Stock Fund                        161,602     48,778    -         -         (58,294)       13,105         165,191
Participant loans                         389,695     -       (48,700)    33,344      -           128,515         502,854
_________________________________________________________________________________________________________________________
Total investment funds                  8,850,415  1,607,215  (53,574)   538,835     827,029       (6,011)     11,763,909
_________________________________________________________________________________________________________________________

Profit sharing contribution receivable    452,782    499,448    -         -           -          (452,782)        499,448
Due from participants                      18,114     82,664    -         -           -           (18,114)         82,664
Miscellaneous receivables                   2,119     -         -         -           -            (2,119)         -
Cash and cash equivalents                  68,628     -      (517,344)     1,956      -           479,026          32,266
_________________________________________________________________________________________________________________________

Total assets available for benefits  $  9,392,058  2,189,327 (570,918)   540,791     827,029       -           12,378,287
_________________________________________________________________________________________________________________________
_________________________________________________________________________________________________________________________

                                       9                   (Continued)

ZEBRA TECHNOLOGIES CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements


__________________________________________________________________________________________________________________________________

                                                                                       Net
                                                                                   realized and
                                                                                    unrealized     Loans,
                                      Net assets                                   appreciation  transfers,    Net assets
                                          at         Contri-  Benefits Investment (depreciation)    and            at
                                      Jan.1,1997     butions    paid     income   in fair value miscellaneous  Dec.31,1997
__________________________________________________________________________________________________________________________
Strong Government Securities Fund    $  1,609,089    257,170      210     101,329     40,482       (230,819)    1,777,461
Alex Brown Money Market Fund              593,914    127,036   (1,722)     36,764     (2,725)       (44,985)      708,282
AIM Constellation Fund                  2,372,191     15,892    -          -          79,385     (2,467,468)       -
AIM Value Fund                          1,833,144    362,370      176     248,991    204,814       (205,585)    2,443,910
AIM Balanced Fund                          -          66,090      177      24,403     54,305        366,060       511,035
Fidelity Low Priced Fund                   -         100,561      120      21,104     26,191        182,432       330,408
Putnam New Opportunities Fund              -         435,379      120      70,915    371,315      2,246,043     3,123,772
GAM International Fund                  1,512,365    280,746      116     101,915    363,110         (8,131)    2,250,121
MAS Value Fund                          3,175,161    425,527      173     492,241    310,485        137,323     4,540,910
Zebra Technologies Corporation
 Common Stock Fund                        165,191     62,412    -          -          52,798        (24,432)      255,969
Participant loans                         502,854     -        (9,323)     48,216     -             207,646       749,393
_________________________________________________________________________________________________________________________
Total investment funds                 11,763,909  2,133,183   (9,953)  1,145,878  1,500,160        158,084    16,691,261
_________________________________________________________________________________________________________________________

Profit sharing contribution receivable    499,448    671,697    -          -           -           (499,448)      671,697
Due from participants                      82,664     10,823    -          -           -            (82,664)       10,823
Cash and cash equivalents                  32,266     -      (439,083)        767      -            424,028        17,978
_________________________________________________________________________________________________________________________

Total assets available for benefits  $ 12,378,287  2,815,703 (499,036)  1,146,645 1,500,160          -         17,391,759
_________________________________________________________________________________________________________________________
_________________________________________________________________________________________________________________________

                                       10                   (Continued)

ZEBRA TECHNOLOGIES CORPORATION                             SCHEDULE 1
PROFIT SHARING AND SAVINGS PLAN

Item 27a - Schedule of Assets Held for Investment Purposes

December 31, 1997

_______________________________________________________________________________

                                                                         Fair
        Description                                       Cost           value
_______________________________________________________________________________
Strong Government Securities Fund                    $  1,763,918     1,777,461
Alex Brown Money Market Fund                              708,417       708,282
AIM Value Fund                                          2,238,033     2,443,910
AIM Balanced Fund                                         460,362       511,035
Fidelity Low Priced Fund                                  308,950       330,408
Putnam New Opportunities Fund                           2,763,596     3,123,772
GAM International Fund                                  1,819,566     2,250,121
MAS Value Fund                                          4,027,505     4,540,910
Zebra Technologies Corporation Common Stock Fund          233,917       255,969
Participant loans (interest rates ranging from 5%
  to 12%)                                                 749,393       749,393
_______________________________________________________________________________

Total assets held for investment purposes           $  15,073,657    16,691,261
_______________________________________________________________________________
_______________________________________________________________________________

See accompanying independent auditors' report.

ZEBRA TECHNOLOGIES CORPORATION                                    SCHEDULE 2
PROFIT SHARING AND SAVINGS PLAN

Schedule of Reportable Transactions

Year ended December 31, 1997

_______________________________________________________________________________________________________________________________

                                                                                                            Current
                                                                                                            value of
                                                            Expenses incurred with trades                   asset on
                                    Purchase    Selling    ______________________________      Cost of     transaction Net gain
          Description of security     price      price     Purchases      Sales      Total     security       date       (loss)
_______________________________________________________________________________________________________________________________
Strong Government Securities Fund:
 166 purchases                     $  457,924      -                                             457,924      457,924    -
 98 sales                               -        430,948                                         442,034      430,948   (11,086)

Alex Brown Money Market Fund:
 121 purchases                        496,513      -                                             496,513      496,513    -
 97 sales                               -        417,429                                         417,430       417,429       (1)

AIM Constellation Fund:
 19 purchases                          64,979      -                                              64,979        64,979   -
 31 sales                               -      2,516,398                                       2,308,417     2,516,398  207,981

AIM Value Fund:
 186 purchases                        690,364      -                                             690,364       690,364   -
 92 sales                               -        610,638                                         555,250       610,638   55,388

AIM Balanced Fund:
 185 purchases                        559,621      -                                             559,621       559,621   -
 40 sales                               -        115,063                                         114,076       115,063      987

Putnam New Opportunities Fund:
 167 purchases                      2,898,710      -                                           2,898,710      2,898,710  -
 101 sales                              -        333,053                                         330,477       333,053    2,576

GAM International Fund:
 207 purchases                        578,488      -                                             578,488       578,488   -
 111 sales                              -        348,332                                         289,282       348,332   59,050

MAS Value Fund:
 243 purchases                      1,015,330      -                                           1,015,330     1,015,330   -
 100 sales                              -        418,924                                         362,112       418,924   56,812

Zebra Common Stock:
 69 purchases                         208,718      -                                             208,718       208,718   -
 49 sales                               -        107,792                                         104,441       107,792    3,351

American National Bank Money Fund:
 119 purchases                      1,050,842      -                                           1,050,842     1,050,842   -
 111 sales                              -      1,029,773                                       1,017,558     1,029,773   12,215
_______________________________________________________________________________________________________________________________

See accompanying independent auditors' report.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                             Zebra Technologies Corporation
                                            Profit Sharing and Savings Plan


Date:     July 9, 1998                             By:  /s/Edward L. Kaplan
                                                      ---------------------
                                                           Edward L. Kaplan
                                                               Plan Trustee